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                                                           EXHIBIT 99.09

                              [GMA CAPITAL LETTERHEAD]

November 1, 1998




Mr. Filipp J. Kreissl
Inmold, Inc.
755 W. Big Beaver Rd.
Suite 312
Troy, MI 48084

                            Re: The raising of additional capital, financings,
                                refinancings, joint ventures, strategic
                                alliances, mergers and/or acquisitions and general financial advisory services.


Dear Mr. Kreissl:


We understand that Inmold, Inc., its subsidiaries, affiliates, and any of its assigns jointly referred to as "Inmold") wishes to retain GMA Capital, L.L.C. ("GMA") as Financial Advisor on a month-to-month basis in connection with the above-captioned transaction or any transaction similar thereto.

As Financial Advisor, GMA will help to establish a list of acquisition targets, circulate inquiry letters, negotiate acquisition structures, identify lenders/investors, coordinate any acquisitions or financings on behalf of Inmold, arrange for financing transactions, coordinate market-making activities and provide general financial advisory services.

As consideration for these services, Inmold agrees to pay GMA a monthly retainer fee equal to $ 10,000 on the first of each month, unless otherwise mutually agreed. In addition, Inmold agrees to reimburse GMA for its pre-approved travel and out-of-pocket expenses relating to this relationship. Expense reimbursement shall be due within 15 days following receipt of an invoice. An interest charge of one and one half percent (1.5%) per month will apply to all late payments of retainers and expenses.

If during the term of this letter agreement there are negotiations with a party introduced to a potential transaction by GMA which leads to a concluded transaction during, or within 18 months of the termination of this letter, or, GMA advises or consults with respect to an offer. agreement, commitment, letter of intent or the like, which leads to a concluded transaction during or within 18 months of the termination of this letter, Inmold will compensate GMA with a Transaction Fee paid at closing and equal to an amount based on both the type of transaction and total Funds as set forth below:

Financings

 .  one percent (1%) of any senior debt facility
 .  two and one half percent (2 1/2%) of any subordinated debt facility
 . five percent (5%) of any proceeds generated through the sale of common stock or other equity interest (excluding secondary or rights offerings which shall bear a fee of three percent (3%)

  31500 Northwestern Highway   Suite 120    Farmington Hills     Michigan 48334
               Telephone (248) 851-9200 Facsimile (248) 851-9208

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Mr. Filipp J. Kreissl
November 1, 1998
Page 2


Acquisitions & Mergers

 two percent (2%) of total Funds

In connection with the closing of any acquisition or merger, inmold will grant GMA options to obtain equity of Imold, in an amount and at terms to be mutually agreed upon prior to the closing of the transaction.

As used herein, "Funds" means the sum of all money, property (including all sums promised to be paid in the future as represented by written instruments), securities paid or transferred at closing and all debt (at face amount) whether assumed, refinanced or discounted. GMA will have a lien on all Funds transferred at closing and a copy of this letter agreement will cause the payer of such Funds to pay GMA its Transaction Fee directly out of Funds transferred at closing and, if insufficient, from any amount to be paid thereafter. Inmold will indemnify GMA for all reasonable legal costs that GMA incurs in collecting its Transaction Fee.

The Inmold may terminate this agreement at any time and for any reason whatsoever. However, regardless of termination, GMA will be due any outstanding retainer fees and all Transaction Fees otherwise payable in accordance with this letter agreement.

If the above correctly describes the agreement between Inmold, Inc. and GMA Capital, LLC. please sign and return a copy of this letter agreement.

Sincerely,

GMA Capital, LLC.                          Agreed and Accepted by Inmold, Inc.
                                           and by its duly authorized
                                           representative:

/s/ David S. Eberly

                                           Signed:/s/ F.J. Kreissl
David S. Eberly                                   ----------------------------
Director
                                           Its:  President
                                               -------------------------------

                                           Dated:  11/19/98
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